UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   1 )*

Reliability Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

759903107
(CUSIP Number)

Gregg Schneider 9646 Lawlen Way Beverly Hills, CA 90210 (310) 365-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2009*
(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Person became a controlling person of the Issuer on or about April 19, 2009, the Issuer having filed a Schedule 14F April 9, 2009. The Reporting Person failed to file the associated Form 4 through administrative oversight of the Issuer's counsel. This Form 3 is being filed to bring current through today's date Reporting Person's responsibilities pursuant to Section 16 and 13(d) under the Securities Exchange Act of 1934 .

SCHEDULE 13D
CUSIP No. 759903107

1	NAMES OF REPORTING PERSONS. Gregg Schneider
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,597,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,597,500*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,500*
12	CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.64%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

Common Stock Reliability Inc. 410 Park Avenue - 15th Floor New York, NY 91362

Item 2.	Identity and Background.

(a)	Name: Gregg Schneider

(b)	Residence or business address:

(c)	Present Principal Occupation or Employment: Private Investor

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration:

Personal savings, approximately $7,000

Item 4.  Purpose of Transaction

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Investment but also serve as Director and CFO of Issuer and may be deemed an affiliate of Issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Became Director of Board and CFO on or about April 19, 2009.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
N/A

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Became Director of Board and CFO on or about April 19, 2009.

(e)	Any material change in the present capitalization or dividend policy of the issuer;
N/A

(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
N/A

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
N/A

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
None

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None

(j)	Any action similar to any of those enumerated above.
N/A

Item 5.  Interest in Securities of the Issuer.

(a)	1,587,500 shares (10.64%)

(b)	1,587,500 shares (10.64%)

(c)	On January 17, 2012, Issuer sold certain shares to the Issuer's two Directors including the Reporting Person, at the preceding day's closing price of $0.016. The Reporting Person paid $7,000 cash and was issued 437,500 shares of Issuer. (For details, see Issuer's Form 8-K filed January 30, 2012.)

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 None

Item 7.     Material to be Filed as Exhibits.

                 None

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gregg Schneider

Date: April 5, 2012	By:	/s/ Gregg Schneider
Gregg Schneider